                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  18 March 2004


                               PREMIER FARNELL PLC


                               PREMIER FARNELL PLC
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X          Form 40-F ___

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ___                 No  X

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PREMIER FARNELL PLC
                                                        (Registrant)


      Date: 18 March 2004                       By: Steven John Webb
                                                    ----------------------------
                                                Steven John Webb
                                                Group Company Secretary and
                                                General Counsel

PREMIER FARNELL PLC                                         18th March 2004

    PREMIER FARNELL, A LEADING GLOBAL MARKETER AND DISTRIBUTOR OF ELECTRONIC,
      MAINTENANCE, REPAIR AND OPERATIONS (MRO) AND SPECIALIST PRODUCTS AND SERVICES, TODAY ANNOUNCES ITS RESULTS FOR THE FOURTH QUARTER AND THE
                     FINANCIAL YEAR ENDED 1ST FEBRUARY 2004.

KEY FINANCIALS, LMILLION

                             4TH QUARTER  4th Quarter  FULL YEAR   Full Year
                                2003/4       2002/3      2003/4      2002/3
                                  LM          Lm          LM          Lm
                             -----------  -----------  ---------   ---------
SALES                           180.5       177.2        764.6       759.0
OPERATING PROFIT                 18.0        19.1         68.8        80.3
ADJUSTED OPERATING PROFIT*       18.6        19.7         73.8        82.9
PROFIT BEFORE TAXATION           14.7        15.3         54.6        59.8
PROFIT BEFORE TAXATION,
GOODWILL AMORTISATION AND
GAIN/LOSS ON BUSINESS
DISPOSALS                        15.3        15.8         57.1        67.2
EARNINGS PER SHARE                2.8P        2.7p         8.9P        9.3p
ADJUSTED EARNINGS PER
SHARE**                           2.9P        2.9p        10.1P       11.2p

KEY FINANCIALS, $MILLION

                                         $m            $m             $m           $m
(Average exchange rate for period)   (L1 = $1.79)  (L1 = $1.60)  (L1 = $1.66)  (L1 = $1.53)
                                     ------------  ------------  ------------  ------------
SALES                                   323.1         283.5         1,269.2      1,161.3
OPERATING PROFIT                         32.2          30.6           114.2        122.9
ADJUSTED OPERATING PROFIT*               33.3          31.5           122.5        126.9
PROFIT BEFORE TAXATION                   26.3          24.5            90.7         91.5
PROFIT BEFORE TAXATION,
GOODWILL AMORTISATION AND
LOSS ON BUSINESS DISPOSALS               27.4          25.2            94.8        102.9
EARNINGS PER SHARE                      $0.050        $0.043          $0.148       $0.142
ADJUSTED EARNINGS PER
SHARE**                                 $0.052        $0.046          $0.168       $0.171

*    Before rebranding costs, in the first quarter, and goodwill amortisation.

** Before rebranding costs, in the first quarter, goodwill amortisation, and gain/loss on business disposals.

                                   Highlights

-     GROUP SALES PER DAY*** UP 3.5% YEAR-ON-YEAR IN DIFFICULT MARKETS

- MARKETING AND DISTRIBUTION DIVISION (MDD) SALES PER DAY*** IN FOURTH QUARTER WERE UP ON THE SAME PERIOD LAST YEAR
      5.1% IN THE EUROPE AND ASIA PACIFIC REGION
      3.3% IN NORTH AMERICA AS MARKET SHOWS SIGNS OF RECOVERY

- MDD ECOMMERCE SALES PER DAY UP 52% YEAR ON YEAR WITH 282 LIVE EPROCUREMENT PARTNERSHIPS IN PLACE

- STRONG GROWTH IN BUSINESS WITH CORPORATE CUSTOMERS; NEW ARRANGEMENTS WITH LEAR CORPORATION, RAYTHEON AND TARMAC AGREED IN FOURTH QUARTER

- RECOMMENDED FINAL DIVIDEND HELD AT 5.0P, TO GIVE A FULL YEAR DIVIDEND OF 9.0P (2002/3: 9.0P)

"THIS YEAR WE ACHIEVED A NUMBER OF IMPORTANT MILESTONES THAT ENHANCE THE GROUP'S
POTENTIAL: MAJOR BUSINESS SYSTEMS IN THE UK AND US ARE NOW IMPLEMENTED; PRODUCT RANGES HAVE BEEN SIGNIFICANTLY INCREASED; THE CENTRAL WAREHOUSE SERVICING MAINLAND EUROPE IS NOW FULLY OPERATIONAL; A WAREHOUSE HAS BEEN OPENED IN CHINA; AND A SUCCESSFUL REBRANDING OF SOME OF THE GROUP'S BUSINESSES HAS BEEN COMPLETED.

"WE HAVE ALSO MADE PARTICULAR PROGRESS WITH KEY CORPORATE ACCOUNTS, BOTH WINNING AND DELIVERING ON SOME LARGE AND COMPLEX AGREEMENTS. IN ADDITION, BUSINESS WON THROUGH OUR GROWING ECOMMERCE CAPABILITY, ON THE WEB AND THROUGH EPROCUREMENT, IS VERY ENCOURAGING.

"WHILST OUR MARKETS REMAINED SUBDUED FOR MOST OF THE YEAR, SIGNS OF RECOVERY EMERGED DURING THE FOURTH QUARTER. IN NORTH AMERICA, AFTER A 3.3% RISE IN SALES PER DAY FOR THE FOURTH QUARTER, RATES IN THE FINAL WEEKS OF THE QUARTER WERE NEARER 5% AHEAD OF THE PRIOR YEAR. IN THE UK, TRENDS WERE LESS PRONOUNCED, BUT STILL POSITIVE. ON MAINLAND EUROPE, WE CONTINUED TO GAIN MARKET SHARE, ALTHOUGH MARKETS AND PERFORMANCE REMAINED PATCHY.

"WE ENTER A NEW YEAR CONFIDENT THAT, SHOULD THE MARKET RECOVERY BE SUSTAINED, THE GROUP'S OPERATIONAL GEARING SHOULD ENABLE US TO DELIVER VALUE FOR CUSTOMERS AND SHAREHOLDERS ALIKE."


JOHN HIRST, GROUP CHIEF EXECUTIVE

*** NOTE: Comparison of sales for specific periods is affected by three variables:

1. Changes in exchange rates used to translate the overseas sales in different currencies into sterling;

2.   Differences in the number of working days;

3.   Disposal or acquisition of businesses.

In order to reflect underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.


FOR FURTHER INFORMATION, CONTACT:

John Hirst, Group CEO                                   Premier Farnell plc     +44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
James Garthwaite, Group Director, Communications
Richard Mountain                                        Financial Dynamics(UK)  +44  (0) 20 7269 7291
Andrew Saunders                                         Taylor Rafferty (NA)    + 1   212 889 4350

The Preliminary Results presentation to analysts on 18th March will be recorded and be available on the Group website later that day.

Premier Farnell's announcements and presentations are published on the Internet at www.PREMIERFARNELL.COM, together with business information, the 2003 Annual Report and Accounts and links to all other Group web sites.

A conference call for institutional investors and analysts will be held at 4.00 pm, UK time, on 18th March. To obtain details please call Financial Dynamics or Taylor Rafferty.

The results for the first quarter of the financial year to 31st January 2005 will be announced in the week commencing 24th May 2004.

PREMIER FARNELL PLC

                    CHAIRMAN'S STATEMENT ON RESULTS FOR
                THE FINANCIAL YEAR ENDED 1ST FEBRUARY 2004


Premier Farnell, a leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the fourth quarter and the financial year ended 1st February 2004.

FINANCIAL RESULTS

NOTE: comparison of sales for specific periods is affected by three variables:

1. Changes in exchange rates used to translate the overseas sales in different currencies into sterling;

2.    Differences in the number of working days;

3.    Disposal or acquisition of businesses.

In order to reflect underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

-      GROUP SALES

Group sales for the year were L764.6million (2002/3: L759.0million) and sales per day increased 3.5% on the prior year. In the fourth quarter, sales were L180.5million (Q4 2002/3: L177.2million) and sales per day were up 4.8% compared to the same period last year and 3.2% above the third quarter. In the Marketing and Distribution Division, (MDD), North American sales per day in the fourth quarter were up 3.3% compared to last year, which is a significant improvement upon previous quarters.

-     MARGINS AND OPERATING PROFIT

The Group's gross margin in the fourth quarter was 40.3%, up from 39.8% in the third quarter. Management kept a tight control on costs as market conditions were tough for most of the year. Operating profit for the year was L68.8million (2002/3: L80.3million), producing an operating margin of 9.0% (2002/3: 10.6%). Adjusted operating profit for the year was L73.8million (2002/3: L82.9million) before rebranding costs of L2.4million and goodwill amortisation of L2.6million, producing an adjusted operating margin of 9.7% (2002/3: 10.9%). Operating profit was affected by the increased depreciation following the roll-out of the customer relationship management (CRM) software and investment in the Liege distribution centre. In the fourth quarter, operating profit was L18.0million (2002/3: L19.1million) and the Group's operating margin of 10.0% was up from 9.4% in the third quarter. The operating margin in MDD for the year was 9.4% (2002/3: 11.0%). The operating margin in MDD for the year, before rebranding costs and goodwill amortisation, was 10.1%, (2002/3: 11.4%) and 10.7% in the fourth quarter (2002/3: 11.3%).

-     FOREIGN EXCHANGE EFFECTS

Weakness of the US dollar against sterling in the year resulted in an adverse currency translation impact on sales of L27.0million. This was offset by a favourable euro effect of L11.9million, resulting in a net adverse impact on sales of L15.1million. In the fourth quarter, the net effect of the dollar:sterling and euro:sterling exchange rates resulted in a reduction in profit before tax of L0.3million due to translation. Over the year, this effect had a net beneficial impact on profit before tax of L0.2million.

-      INTEREST

The net interest charge for the year of L14.3million (2002/3: L15.7million) was covered 5.2 times by operating profit before one-off rebranding costs and goodwill amortisation.

-      PROFIT BEFORE TAX

Profit before tax in the year was L54.6million (2002/3: L59.8million). Profit before tax, goodwill amortisation and gain/loss on business disposals was L57.1million (2002/3: L67.2million). In the fourth quarter, profit before tax was L14.7million (Q4 2002/3: L15.3million); profit before tax, goodwill amortisation and gain/loss on business disposals was L15.3million (Q4 2002/3:
L15.8million).

-     EARNINGS PER SHARE

Earnings per share for the year were 8.9p (2002/3: 9.3p). Adjusted earnings per share for the year (before rebranding costs, amortisation of goodwill and the gain/loss on business disposals) were 10.1p (2002/3: 11.2p). Earnings per share for the fourth quarter were 2.8p (Q4 2002/3: 2.7p).

-      DIVIDEND

The Board is recommending a final dividend of 5.0p (2002/3: 5.0p) making a total for the year of 9.0p (2002/3: 9.0p). The dividend is covered 1.0 times by profit attributable to ordinary shareholders and by 1.1 times by profit attributable to ordinary shareholders before goodwill amortisation and profit on disposal of businesses. The final dividend is payable on 23rd June 2004 to shareholders on the register on 28th May 2004.

-     BALANCE SHEET AND CASH FLOW

Net debt at 1st February 2004 was L201.9million (2nd February 2003:
L209.2million). Net cash flow from operating activities in the year was 98% (2002/3: 111%) of operating profit before goodwill amortisation. Working capital increased during the year, primarily as a result of investment in inventory to support broader product ranges throughout MDD.

-     LOAN NOTE REFINANCING

In June 2003, the Group raised $225million of new financing in the US private placement market. This comprised $66million Senior Notes payable 2010 and $159million Senior Notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively. The funds raised were used to repay other borrowings, principally the $155million 7% Senior Notes due on 17th June 2003.

On 19th March 2003, the Company purchased and cancelled 197,000 of its own preference shares at a cost of L2.3million. The total number of preference shares in issue on 1st February 2004 was 7.6million (2nd February 2003:
7.8million).

-      DISPOSAL AND ACQUISITION

On 31st July 2003, the Group sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division, for a cash consideration of L0.9million. Shortly after the year-end, the Group acquired the business of GFE Manufacturing, an Illinois-based supplier of lighting systems and water flow test equipment for the fire-fighting industry, for $4.5million.

-      PENSIONS

The Group accounts for pensions in accordance with SSAP 24. The profit and loss account includes a net credit of L2.9million (2002/3: L4.4million) in relation to all of the Group's pension schemes.

OPERATIONS

MARKETING AND DISTRIBUTION DIVISION (MDD)

Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company and
CPC

MARKET OVERVIEW

Whilst markets were generally subdued or weak during the year, they began to show signs of improvement as the second half progressed. In the fourth quarter, conditions in North America improved indicating that a steady recovery may be underway; however, its sustainability is still uncertain. Consistent growth has been achieved across the UK and mainland Europe from market share gains despite a less pronounced recovery in the UK market and patchy or weak mainland European markets. Purchase lead-times for some specialist components and semiconductors are extending, suggesting that capacity utilization rates, although still low in many product areas, are now edging higher. The Asian markets continue to demonstrate growth.


                            4TH QTR 2003/4      4TH QTR 2002/3     FULL YEAR 2003/4    FULL YEAR 2002/3
                                  LM                  LM                  LM                  LM
                            --------------      --------------     ----------------    ----------------
Sales                           157.3               155.2               668.2               660.2
Operating profit                 16.3                17.0                62.6                72.6
Adjusted operating
profit*                          16.9                17.6                67.6                75.2
Return on sales%                10.4%               11.0%                9.4%               11.0%
Adjusted return on
sales%*                         10.7%               11.3%               10.1%               11.4%

*    Before goodwill amortisation and rebranding costs

Divisional sales for the year were L668.2million, compared with L660.2million last year. Sales per day were up 3.2% over last year. Sales in the fourth quarter were L157.3million, up 4.2% over the same period last year, and 2.7% over the third quarter.

Operating profit for the year was L67.6million (2002/3: L75.2million) before goodwill amortisation of L2.6million and one-off rebranding costs of L2.4million, charged in the first quarter. The year-on-year reduction in operating profit resulted predominantly from increased depreciation following the roll-out of customer relationship management (CRM) software in the UK and North America, promotional activity in North America and investment in the Liege distribution centre.

During the year, MDD's focus has been on extending product ranges and delivering flexible solutions to corporate customers based, in particular, upon its strong capabilities in vendor-managed inventory (VMI) and eProcurement.

CORPORATE ACCOUNTS

The division achieved strong growth in corporate accounts by deepening existing relationships and adding significant new sales arrangements. In North America, new business was secured with Boeing, Rockwell Automation, Lear Corporation and Raytheon. In Europe, new sales arrangements included Bombardier, JCB, The UK Atomic Energy Authority and Tarmac. Good progress was made in building existing relationships with BAE SYSTEMS, GE, NTL and QinetiQ.

ECOMMERCE SALES

eCommerce sales continued to grow strongly in 2003 and reached L71million. Total eCommerce sales per day for the year increased 52% over last year, with Farnell InOne showing growth of 72%. eCommerce sales in the fourth quarter accounted for 15% of sales in the Americas and 12% in the Europe and Asia Pacific region.

Sales through MDD's websites, generally to smaller customers, increased as system improvements were implemented across the businesses. Sales per day at Farnell InOne increased 79% during the year and growth at CPC was 238%. At Newark InOne, web sales increased 37%. Further enhancements are planned for the coming year.

Business transacted through eProcurement channels rose by some 77% in North America and 200% in the Europe and Asia Pacific region during the year. There are now 282 live eProcurement partnerships across the division.

INONE BRANDING
During the first quarter of the year, the brands of some of the Group's major businesses were unified; Newark, Farnell and Buck & Hickman were brought together through a new brand suffix, InOne, reflecting their similar market positions. The completed rebranding has been well received by customers, suppliers and staff alike. A one-off cost of L2.4million for this rebranding exercise was charged in the first quarter of the year.


THE AMERICAS

Newark InOne, and MCM, an InOne Company.

                         4TH QTR 2003/4       4TH QTR 2002/3      FULL YEAR 2003/4     FULL YEAR 2002/3
                               LM                   LM                   LM                   LM
                         --------------       --------------      ----------------     ----------------
Sales                         65.0                 68.9                 286.1               311.6
Operating profit               6.2                  7.5                  25.8                33.0
Adjusted operating
profit*                        6.2                  7.5                  27.0                33.0
Return on sales %              9.5%                10.9%                  9.0%               10.6%
Adjusted return on
sales %*                       9.5%                10.9%                  9.4%               10.6%

*    Before rebranding costs

Sales in the Americas for the year were L286.1million, compared to L311.6million last year. Whilst sales per day for the year were down 0.9% against last year, sales per day in the fourth quarter were up 3.3% on the prior year. In the final weeks of the year, sales per day were, on average, 5% ahead of the prior year, despite disruption to service following an ice storm at the distribution centre at Gaffney, South Carolina.

Over the year, the weakness of the US dollar against sterling resulted in adverse currency translation impacts of L22.5million and L1.8million on sales and operating profit, respectively.

The gross margin for the year was 2.0% lower than the prior year due to a combination of focus on larger corporate accounts, introduction of lower margin new products and more aggressive promotional activity. The gross margin has been relatively stable throughout the second half of the year, assisted by tight control of purchase costs, control of sales discounts and focus on better margin business.

The operating margin for the year was 9.0% (2002/3: 10.6%). The operating margin for the year, before one-off rebranding costs of L1.2million, was 9.4%, compared with 10.6% in the previous year. The operating margin in the fourth quarter was 9.5%, compared to 10.9% in the previous year. The impact of the lower gross margin and the cost of depreciation of the CRM software deployed during the year was mitigated by tight control of costs.

During the first half of the year, there was a temporary loss of sales productivity arising from the roll-out of the CRM software in the contact centres and branches in March. This was recovered by the third quarter and, together with improvements in the market and the launch of new products, began to deliver sales growth in the second half of the year.

In order to increase Newark InOne's product range, the launch of its catalogue was delayed until September to include 43,000 new products. Since the launch, a further 13,000 products have been made available through the website. There are now some 160,000 products available through Newark InOne.

Sales through eProcurement partnerships performed strongly throughout the year, rising from 3% to 5% of annual sales in the Americas. A total of 13 eProcurement partnerships were created with customers during the fourth quarter including Dow Chemical, Honeywell, Northrop Grumman, Lear Corporation and Raytheon. In addition, sales to the US Federal Government, Newark InOne's largest customer increased by over 14% during the year.

Sales from operations in Mexico and Brazil grew well, picking up momentum in the final quarter.


EUROPE AND ASIA PACIFIC

Farnell InOne, BuckHickman InOne and CPC.

                          4TH QTR 2003/4      4TH QTR 2002/3      FULL YEAR 2003/4     FULL YEAR 2002/3
                                LM                  LM                   LM                   LM
                          --------------      --------------      ----------------     ----------------
Sales                          92.3                86.3                 382.1               348.6
Operating profit               10.1                 9.5                  36.8                39.6
Adjusted operating
profit *                       10.7                10.1                  40.6                42.2
Return on sales %              10.9%               11.0%                  9.6%               11.4%
Adjusted return on             11.6%               11.7%                 10.6%               12.1%
sales %*

*    Before goodwill amortisation and rebranding costs

Europe and Asia Pacific sales for the year were L382.1million, with sales per day up 6.8% over the prior year. The fourth quarter sales performance was up 5.1% compared to the same period last year and 3.8% above the third quarter. Gross margins in Europe and Asia Pacific were stable, helped slightly by the strengthening euro. The decline in the adjusted return on sales for the year to 10.6%, (2002/3: 12.1%) was attributable to a changing mix of business through BuckHickman InOne, additional depreciation of the CRM software and investment in the Liege distribution centre.

In the UK, sales per day for the year were up 7.8% on the prior year, totalling L260.6million (2002/3: L240.8million).

UK sales through the Farnell InOne and CPC businesses were up 2.7% against the previous year, sales in the fourth quarter were up 4.2% on the prior year and 5.7% above those in the third quarter amid signs of some pick-up in the market. During the year, strong growth was achieved in major accounts and in eCommerce. The deployment of CRM software in Farnell InOne provides greater visibility of customer spending patterns and is generating more effective marketing and telesales campaigns. In addition, transparent order-tracking is raising service levels in the contact centre. CPC performed well throughout the year despite limited confidence amongst small businesses, its core customer base. Sales have been driven by innovative marketing initiatives, increased ordering via the website and the effective development of key accounts.

BuckHickman InOne sales for the year were up 15.4% at L111.3million, (2002/3:
L96.1million) fuelled by major corporate accounts. However, the very strong growth stimulated earlier in the year led to a decline in service levels from the BuckHickman InOne distribution centre. As a consequence, some share of business has been lost with smaller to medium-sized customers and the 3.2% year-on-year sales growth recorded in the fourth quarter was lower than targeted. Whilst service levels have been substantially restored, this will take some time to be reflected in a recovery of sales to these customers.

Sales in mainland Europe were up 3.8% in the year and up 5.9% in the fourth quarter, compared to the previous year. Sales in Germany and Austria grew steadily over the twelve-month period, up 5.0% on the prior year, helped by the acquisition of Merkelbach in January 2003. Meanwhile, sales growth in France accelerated over the year with a strong performance in the fourth quarter, up 17.3% on the fourth quarter of 2002/3.

The Group continued to perform well in Asia as annual sales rose 15.0% above last year. Sales in the fourth quarter picked up strongly, some 31.4% ahead of last year. High service levels and careful pricing helped build business in a growing market. The opening of the Shanghai distribution centre represents a further expansion of the infrastructure for the Chinese market. In Australia, despite the backdrop of difficult market conditions, sales for the year were 1.2% ahead of the prior year.

INDUSTRY AWARDS

The Group has been encouraged by recognition of the efforts of its people and the improved quality of its businesses.

In September, MDD won the `Distributor of the Year Award, 2003' at the European Electronics Awards. This was followed by Tyco Electronics naming Farnell InOne its `Distributor of the Year - UK and Ireland'. Farnell InOne currently carries 8,000 Tyco product lines and the two companies have shared a successful working relationship for over 15 years.

EPCOS UK, a supplier of passive components, also named Farnell InOne its `Distributor of the Year 2003' after sales through MDD rose 27% over a year.

In addition, the Group won awards from the National Electronic Distributors Association (NEDA) in North America for the advertising and direct marketing associated with the launch of the InOne brand. In the UK, it won a CiB (Communicators in Business) Communications Excellence Award for the communication of the rebranding amongst its employees.


INDUSTRIAL PRODUCTS DIVISION (IPD)

                         4TH QTR 2003/4       4TH QTR 2002/3      FULL YEAR 2003/4     FULL YEAR 2002/3
                               LM                   LM                   LM                   LM
                         --------------       --------------      ----------------     ----------------
Sales:
Continuing
  businesses                  23.2                 21.9                 95.7                 91.8
Businesses disposed             -                   0.1                  0.7                  7.0
Total                         23.2                 22.0                 96.4                 98.8

Operating Profit               3.3                  3.9                 13.7                 15.2
Return on sales %             14.2%                17.7%                14.2%                15.4%

The Industrial Products Division achieved sales of L96.4million for the year, with sales per day up 5.6% on those of the prior year. Sales per day in the fourth quarter were up 9.2% over the prior year, despite weak market conditions.

AKRON BRASS

Sales per day at Akron Brass, the manufacturer of nozzles, water cannons and other equipment for the fire-fighting market, were 8.3% above last year and, in the fourth quarter, were up 10.7% on the prior year. Despite a lacklustre core market, the business performed well during the year by improving operational efficiencies and developing new markets. Successful expansion into the industrial market was highlighted by a major order from Exxon Corporation delivered in the fourth quarter. Shortly after the year-end, the business expanded its product range through the acquisition of the business of GFE Manufacturing, an Illinois-based supplier of lighting systems and water flow test equipment for the fire-fighting industry, with annual sales of approximately $4million.

TPC WIRE AND CABLE

Despite difficult market conditions, TPC achieved sales growth of 1.8% over last year. The business has offset weak demand from the automotive and steel sectors by introducing new products, targeting the marine, food and Government sectors and expanding its sales in Canada and Mexico.

KENT

Kent, the automotive consumables distribution business, enjoyed a strong fourth quarter with sales per day up 13.0% on the prior year. Overall, sales for the year grew 3.7% despite unfavourable market conditions. The customer base increased as the business maintained high levels of service throughout the period. Following the disruption in the French sales force last year, France as well as Italy, Spain and Germany performed well, helped by product endorsement from several major car manufacturers.

PERSONNEL CHANGES

During the year several key appointments were made. Laurence Bain, Chief Operating Officer, was appointed to the Board of Premier Farnell plc on 1 July 2003. In August 2003, Steve Canham joined the Group as Managing Director, Europe and Asia Pacific for the Marketing and Distribution Division. Paul Tallentire, previously Regional Director Western Europe for the Marketing and Distribution Division, was appointed President of Newark InOne in December 2003.


OUTLOOK

Although European markets remain weak, improvement is now being seen in North American markets where sales growth rates have been encouraging in the fourth quarter and the start to the new financial year.

The investment programme of the past few years has provided the capability to drive growth as well as the capacity in systems and major distribution centres to accommodate sales increases. The Group has already demonstrated the ability to assist large and small customers to improve their productivity. It is well positioned to take advantage of growth opportunities in its key markets as they develop during the current year. The focus is now on disciplined and efficient programmes to ensure that those opportunities are seized.


SIR MALCOLM BATES
Chairman

18th March 2004

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account

For the fourth quarter and financial year ended 1st February 2004

                                                                         2003/4        2002/3       2003/4         2002/3
                                                                         FOURTH        Fourth         FULL           Full
                                                                        QUARTER       quarter         YEAR           year
                                                                      UNAUDITED     unaudited      AUDITED        audited
                                                             Notes           LM            Lm           LM             Lm
                                                                      ---------     ---------      -------        -------
TURNOVER                                                         1        180.5        177.2         764.6         759.0
                                                                      ---------     ---------      -------        -------
OPERATING PROFIT
- before rebranding costs and amortisation of goodwill                     18.6         19.7          73.8          82.9
- rebranding costs                                               2           --           --          (2.4)           --
- amortisation of goodwill                                                 (0.6)        (0.6)         (2.6)         (2.6)
TOTAL OPERATING PROFIT                                           1         18.0         19.1          68.8          80.3
Profit/(loss) on disposal of businesses                          3           --          0.1           0.1          (4.8)
Net interest payable                                                       (3.3)        (3.9)        (14.3)        (15.7)
                                                                      ---------     ---------      -------        -------
PROFIT BEFORE TAXATION                                           4         14.7         15.3          54.6          59.8
Taxation                                                         5         (3.1)        (3.7)        (15.6)        (18.2)
                                                                      ---------     ---------      -------        -------
PROFIT AFTER TAXATION                                                      11.6         11.6          39.0          41.6
Preference dividends (non-equity)                                          (1.6)        (1.7)         (6.6)        (10.8)
                                                                      ---------     ---------      -------        -------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS                               10.0          9.9          32.4          30.8
Ordinary dividends (equity)                                               (18.1)       (18.1)        (32.6)        (32.6)
                                                                      ---------     ---------      -------        -------
RETAINED LOSS                                                              (8.1)        (8.2)         (0.2)         (1.8)
                                                                      =========     =========      =======        =======

EARNINGS PER SHARE                                               6
 Basic                                                                      2.8P         2.7p          8.9P          9.3p
 Diluted                                                                    2.7P         2.7p          8.9P          9.3p

EARNINGS PER SHARE BEFORE REBRANDING COSTS, AMORTISATION
OF GOODWILL AND DISPOSALS                                        6

 Basic                                                                      2.9P         2.9p         10.1P         11.2p
 Diluted                                                                    2.9P         2.9p         10.1P         11.2p

Dividend per share                                                                                     9.0P          9.0p

Statement of Total Recognised Gains and Losses

For the financial year ended 1st February 2004

                                                                                                       2003/4          2002/3
                                                                                                         FULL            Full
                                                                                                         YEAR            year
                                                                                                      AUDITED         audited
                                                                                                           LM              Lm
                                                                                                      -------         -------
Profit after taxation                                                                                    39.0            41.6
Currency translation adjustments                                                                          9.8            (0.3)
                                                                                                      -------         -------
Total recognised gains for the year                                                                      48.8            41.3
                                                                                                      =======         =======

Consolidated Profit and Loss Account

For the fourth quarter and financial year ended 1st February 2004

                                                                                2003/4          2002/3         2003/4        2002/3
                                                                                FOURTH          Fourth           FULL          Full
                                                                               QUARTER         quarter           YEAR          year
                                                                             UNAUDITED       unaudited        AUDITED       audited
                                                                Notes               $M              $m             $M            $m
                                                                             ---------       ---------        -------       -------
TURNOVER                                                          1              323.1           283.5        1,269.2       1,161.3
                                                                             ---------       ---------        -------       -------
OPERATING PROFIT
- before rebranding costs and amortisation of goodwill                            33.3            31.5          122.5         126.9
- rebranding costs                                                2                 --              --           (4.0)           --
- amortisation of goodwill                                                        (1.1)           (0.9)          (4.3)         (4.0)
TOTAL OPERATING PROFIT                                            1               32.2            30.6          114.2         122.9
Profit/(loss) on disposal of businesses                           3                 --             0.2            0.2          (7.4)
Net interest payable                                                              (5.9)           (6.3)         (23.7)        (24.0)
                                                                             ---------       ---------        -------       -------
PROFIT BEFORE TAXATION                                            4               26.3            24.5           90.7          91.5
Taxation                                                          5               (5.5)           (5.9)         (25.9)        (27.9)
                                                                             ---------       ---------        -------       -------
PROFIT AFTER TAXATION                                                             20.8            18.6           64.8          63.6
Preference dividends (non-equity)                                                 (2.9)           (2.7)         (11.0)        (16.5)
                                                                             ---------       ---------        -------       -------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS                                      17.9            15.9           53.8          47.1
Ordinary dividends (equity)                                                      (32.4)          (29.0)         (54.1)        (49.9)
                                                                             ---------       ---------        -------       -------
RETAINED LOSS                                                                    (14.5)          (13.1)          (0.3)         (2.8)
                                                                             =========       =========        =======       =======

EARNINGS PER SHARE                                                6
 Basic                                                                          $0.050          $0.043         $0.148        $0.142
 Diluted                                                                        $0.048          $0.043         $0.148        $0.142

EARNINGS PER SHARE BEFORE REBRANDING COSTS,
AMORTISATION OF GOODWILL AND DISPOSALS                            6
 Basic                                                                          $0.052          $0.046         $0.168        $0.171
 Diluted                                                                        $0.052          $0.046         $0.168        $0.171


The translation of sterling into US dollars has been
presented for convenience
purposes only using the following average
exchange rates:                                                                   1.79            1.60           1.66          1.53

Consolidated Balance Sheet

As at 1st February 2004

                                                                          1ST FEBRUARY    2nd February
                                                                                  2004            2003
                                                                               AUDITED         audited
                                                     Notes                          LM              Lm
                                                                               -------         -------
FIXED ASSETS
   Intangible assets                                                              45.9            48.5
   Tangible assets                                                               107.2           112.9
   Interests in own shares                                                          --             0.2
                                                                               -------         -------
                                                                                 153.1           161.6
                                                                               -------         -------
CURRENT ASSETS
   Stocks                                                                        151.0           147.8
   Debtors - due within one year                                                 128.5           121.8
           - due after more than one year                                         79.6            82.2
   Cash at bank and in hand                                                       31.7            29.6
                                                                               -------         -------
                                                                                 390.8           381.4
                                                                               -------         -------
CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                                           (2.9)          (97.3)
   Other                                                                        (156.1)         (157.4)
                                                                               -------         -------
                                                                                (159.0)         (254.7)
                                                                               -------         -------
NET CURRENT ASSETS                                                               231.8           126.7
                                                                               -------         -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                            384.9           288.3
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                                        (230.7)         (141.5)

PROVISIONS FOR LIABILITIES AND CHARGES                 7                         (42.1)          (43.3)
                                                                               -------         -------
NET ASSETS                                                                       112.1           103.5
                                                                               -------         -------
EQUITY SHAREHOLDERS' FUNDS                                                        (9.7)          (23.2)
NON-EQUITY SHAREHOLDERS' FUNDS                                                   121.8           126.7
                                                                               -------         -------
TOTAL SHAREHOLDERS' FUNDS                                                        112.1           103.5
                                                                               =======         =======


Reconciliation of Movements in Shareholders' Funds

For the financial year ended 1st February 2004


                                                                                2003/4          2002/3
                                                                                  FULL            Full
                                                                                  YEAR            year
                                                                               AUDITED         audited
                                                     Notes                          LM              Lm
                                                                               -------         -------
Profit after taxation                                                             39.0            41.6
Dividends - preference                                                            (6.6)          (10.8)
                     - ordinary                                                  (32.6)          (32.6)
                                                                               -------         -------
                                                                                  (0.2)           (1.8)
New share capital subscribed                                                       0.9             0.7
Purchase of own preference shares                     10                          (2.3)           (8.3)
Preference share conversion costs                                                   --            (0.9)
Goodwill reinstated on disposal of businesses                                      0.4             2.6
Currency translation adjustment                                                    9.8            (0.3)
                                                                               -------         -------
NET CHANGE IN SHAREHOLDERS' FUNDS                                                  8.6            (8.0)
Opening shareholders' funds                                                      103.5           111.5
                                                                               -------         -------
CLOSING SHAREHOLDERS' FUNDS                                                      112.1           103.5
                                                                               =======         =======

Consolidated Balance Sheet

As at 1st February 2004

                                                    1ST FEBRUARY    2nd February
                                                            2004            2003
                                                         AUDITED         audited
                                                              $M              $m
                                                    ------------    ------------
FIXED ASSETS
   Intangible assets                                        83.5            79.5
   Tangible assets                                         195.1           185.2
   Interests in own shares                                    --             0.3
                                                          ------          ------
                                                           278.6           265.0
                                                          ------          ------

CURRENT ASSETS
   Stocks                                                  274.8           242.4
   Debtors - due within one year                           233.9           199.8
                 - due after more than one year            144.9           134.8
   Cash at bank and in hand                                 57.7            48.5
                                                          ------          ------
                                                           711.3           625.5
                                                          ------          ------

CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                     (5.3)         (159.6)
   Other                                                  (284.1)         (258.1)
                                                          ------          ------
                                                          (289.4)         (417.7)
                                                          ------          ------
NET CURRENT ASSETS                                         421.9           207.8
                                                          ------          ------

TOTAL ASSETS LESS CURRENT LIABILITIES                      700.5           472.8
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                  (419.9)         (232.1)

PROVISIONS FOR LIABILITIES AND CHARGES                     (76.6)          (71.0)
                                                          ------          ------
NET ASSETS                                                 204.0           169.7
                                                          ------          ------

EQUITY SHAREHOLDERS' FUNDS                                 (17.7)          (38.1)
NON-EQUITY SHAREHOLDERS' FUNDS                             221.7           207.8
                                                          ------          ------
TOTAL SHAREHOLDERS' FUNDS                                  204.0           169.7
                                                          ------          ------


The translation of sterling into US dollars
has been presented for convenience purposes
only using the following year end exchange rates:           1.82            1.64


Summarised Consolidated Cash Flow Statement

For the fourth quarter and financial year ended 1st February 2004

                                                                   2003/4           2002/3           2003/4           2002/3
                                                                   FOURTH           Fourth             FULL             Full
                                                                  QUARTER          quarter             YEAR             year
                                                                UNAUDITED        unaudited          AUDITED          audited
                                                 Notes                 LM               Lm               LM               Lm
                                                                ---------        ---------          -------          -------
Operating profit                                                     18.0             19.1             68.8             80.3
Depreciation and non-cash items                                       3.9              2.3             15.9             11.6
Working capital                                                       9.5             (3.0)           (14.7)             0.1
                                                                ---------        ---------          -------          -------
NET CASH INFLOW FROM OPERATING
   ACTIVITIES                                      8                 31.4             18.4             70.0             92.0

Net interest payable                                                 (6.7)            (7.7)           (14.0)           (15.8)
Preference dividends                                                 (3.3)            (3.3)            (6.6)           (10.8)
Taxation paid                                                        (4.5)            (1.6)           (14.5)           (12.7)
Purchase of tangible fixed assets                                    (5.4)            (9.8)           (20.4)           (24.9)

Sale of tangible fixed assets                                         1.2              1.3              2.6              1.7
Disposal of businesses (net of costs)                                (0.3)             0.1              0.5              3.3
Ordinary dividends paid                                                --               --            (32.6)           (28.1)
                                                                ---------        ---------          -------          -------
CASH INFLOW/(OUTFLOW) BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                                    12.4             (2.6)           (15.0)             4.7

Issue of ordinary shares                                               --              0.2              0.9              0.7
Purchase of own preference shares                                      --               --             (2.3)            (8.3)
Preference share conversion costs                                      --               --               --             (0.9)
New bank loans                                                         --              6.1            206.6             29.1
Repayment of bank loans                                             (13.1)           (13.0)          (188.7)           (23.0)

                                                                ---------        ---------          -------          -------
(DECREASE)/INCREASE IN CASH                                         (0.7)             (9.3)             1.5              2.3
                                                                ---------        ---------          -------          -------

RECONCILIATION OF NET DEBT
Net debt at beginning of year                                                                        (209.2)          (236.4)
Increase in cash                                                                                        1.5              2.3
Increase in debt                                                                                      (17.9)            (6.1)
Exchange movement                                                                                      23.7             31.0
                                                                                                    -------          -------
NET DEBT AT END OF YEAR                            9                                                 (201.9)          (209.2)
                                                                                                    -------          -------


Summarised Consolidated Cash Flow Statement

For the fourth quarter and financial year ended 1st February 2004

                                                                   2003/4           2002/3            2003/4           2002/3
                                                                   FOURTH           Fourth              FULL             Full
                                                                  QUARTER          quarter              YEAR             year
                                                                UNAUDITED        unaudited           AUDITED          audited
                                                                       $M               $m                $M               $m
                                                                ---------        ---------           -------          -------
Operating profit                                                     32.2             30.6             114.2            122.9
Depreciation and non-cash items                                       7.0              3.6              26.4             17.7
Working capital                                                      17.0             (4.8)            (24.4)             0.2
                                                                ---------        ---------           -------          -------
NET CASH INFLOW FROM OPERATING
   ACTIVITIES                                                        56.2             29.4             116.2            140.8

Net interest payable                                                (12.0)           (12.3)            (23.2)           (24.2)
Preference dividends                                                 (5.9)            (5.3)            (11.0)           (16.5)
Taxation paid                                                        (8.1)            (2.6)            (24.1)           (19.4)
Purchase of tangible fixed assets                                    (9.7)           (15.7)            (33.9)           (38.1)
Sale of tangible fixed assets                                         2.1              2.1               4.3              2.6
Disposal of businesses (net of costs)                                (0.5)             0.2               0.8              5.0
Ordinary dividends paid                                                --               --             (54.1)           (43.0)
                                                                ---------        ---------           -------          -------
CASH INFLOW/(OUTFLOW) BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                                    22.1             (4.2)            (25.0)             7.2

Issue of ordinary shares                                               --              0.3               1.5              1.1
Purchase of own preference shares                                      --               --              (3.8)           (12.7)
Preference share conversion costs                                      --               --                --             (1.4)
New bank loans                                                         --              9.8             343.0             44.5
Repayment of bank loans                                             (23.4)           (20.8)           (313.2)           (35.2)

                                                                ---------        ---------           -------          -------
(DECREASE)/INCREASE IN CASH                                          (1.3)           (14.9)              2.5              3.5
                                                                ---------        ---------           -------          -------

The translation of sterling into US dollars
has been presented for convenience purposes
only using the following average exchange rates:                    1.79             1.60              1.66             1.53

Notes

1 SEGMENT INFORMATION
I)   BUSINESS SEGMENTS

                                                                          2003/4          2002/3      2003/4     2002/3
                                                                          FOURTH          Fourth        FULL       Full
                                                                         QUARTER         quarter        YEAR       year
                                                                       UNAUDITED       unaudited     AUDITED    audited
                                                                              LM              Lm          LM         Lm
                                                                       ---------       ---------     -------    -------
TURNOVER
Marketing and Distribution Division
   Americas                                                                 65.0            68.9       286.1      311.6
   Europe and Asia Pacific                                                  92.3            86.3       382.1      348.6
                                                                       ---------       ---------     -------    -------
                                                                           157.3           155.2       668.2      660.2
Industrial Products Division                                                23.2            22.0        96.4       98.8
                                                                       ---------       ---------     -------    -------
                                                                           180.5           177.2       764.6      759.0
                                                                       ---------       ---------     -------    -------

OPERATING PROFIT
Marketing and Distribution Division
   Americas
   - before rebranding costs                                                 6.2             7.5        27.0       33.0
   - rebranding costs (note 2)                                                --              --        (1.2)         --
                                                                             6.2             7.5        25.8       33.0
   Europe and Asia Pacific
   - before rebranding costs and amortisation of goodwill                   10.7            10.1        40.6       42.2
   - rebranding costs (note 2)                                                --              --        (1.2)         --
   - amortisation of goodwill                                               (0.6)           (0.6)       (2.6)      (2.6)
                                                                            10.1             9.5        36.8       39.6
                                                                       ---------       ---------     -------    -------
Total Marketing and Distribution Division                                   16.3            17.0        62.6       72.6
Industrial Products Division                                                 3.3             3.9        13.7       15.2
Head Office costs                                                           (1.6)           (1.8)       (7.5)      (7.5)
                                                                       ---------       ---------     -------    -------
                                                                            18.0            19.1        68.8       80.3
                                                                       ---------       ---------     -------    -------


NET OPERATING ASSETS
Marketing & Distribution Division
   Americas                                                                                            111.4      123.9
   Europe and Asia Pacific                                                                             151.6      139.6
                                                                                                     -------    -------
                                                                                                       263.0      263.5
Industrial Products Division                                                                            24.3       25.8
                                                                                                     -------    -------
                                                                                                       287.3      289.3
                                                                                                     -------    -------



                                                                              $M          $m          $M          $m
                                                                         -------     -------     -------     -------
TURNOVER
Marketing and Distribution Division
   Americas                                                                116.4       110.2       474.9       476.7
   Europe and Asia Pacific                                                 165.2       138.1       634.3       533.4
                                                                         -------     -------     -------     -------
                                                                           281.6       248.3     1,109.2     1,010.1
Industrial Products Division                                                41.5        35.2       160.0       151.2
                                                                         -------     -------     -------     -------
                                                                           323.1       283.5     1,269.2     1,161.3
                                                                         -------     -------     -------     -------

OPERATING PROFIT
Marketing and Distribution Division
   Americas
   - before rebranding costs                                                11.1        12.0        44.8        50.5
   - rebranding costs (note 2)                                                --          --        (2.0)         --
                                                                            11.1        12.0        42.8        50.5
   Europe and Asia Pacific
   - before rebranding costs and amortisation of goodwill                   19.2        16.2        67.4        64.6
   - rebranding costs (note 2)                                                --          --        (2.0)         --
   - amortisation of goodwill                                               (1.1)       (0.9)       (4.3)       (4.0)
                                                                            18.1        15.3        61.1        60.6
                                                                         -------     -------     -------     -------
Total Marketing and Distribution Division                                   29.2        27.3       103.9       111.1
Industrial Products Division                                                 5.9         6.2        22.7        23.3
Head Office costs                                                           (2.9)       (2.9)      (12.4)      (11.5)
                                                                         -------     -------     -------     -------
                                                                            32.2        30.6       114.2       122.9
                                                                         -------     -------     -------     -------

NET OPERATING ASSETS
Marketing & Distribution Division
   Americas                                                                                        202.7       203.2
   Europe and Asia Pacific                                                                         275.9       228.9
                                                                                                 -------     -------
                                                                                                   478.6       432.1
Industrial Products Division                                                                        44.3        42.3
                                                                                                 -------     -------
                                                                                                   522.9       474.4
                                                                                                 -------     -------


II)  GEOGRAPHICAL SEGMENTS BY ORIGIN

                                                                          2003/4      2002/3      2003/4      2002/3
                                                                            FULL        Full        FULL        Full
                                                                            YEAR        year        YEAR        year
                                                                         AUDITED     audited     AUDITED     audited
                                                                              LM          Lm          $M          $m
                                                                         -------     -------     -------     -------
TURNOVER
Americas                                                                   343.2       375.3       569.7       574.2
UK                                                                         270.6       251.6       449.2       385.0
Rest of World                                                              150.8       132.1       250.3       202.1
                                                                         -------     -------     -------     -------
                                                                           764.6       759.0     1,269.2     1,161.3
                                                                         -------     -------     -------     -------

OPERATING PROFIT
Americas                                                                    38.8        45.8        64.4        70.1
UK                                                                          31.7        36.4        52.6        55.7
Rest of World                                                                8.4         8.2        13.9        12.6
Head Office                                                                 (7.5)       (7.5)      (12.4)      (11.5)
Amortisation of goodwill (UK)                                               (2.6)       (2.6)       (4.3)       (4.0)
                                                                         -------     -------     -------     -------
                                                                            68.8        80.3       114.2       122.9
                                                                         -------     -------     -------     -------

NET OPERATING ASSETS
Americas                                                                   105.2       116.4       191.5       190.9
UK                                                                         131.4       132.1       239.1       216.6
Rest of World                                                               50.7        40.8        92.3        66.9
                                                                         -------     -------     -------     -------
                                                                           287.3       289.3       522.9       474.4
                                                                         -------     -------     -------     -------


The geographical analysis of turnover by destination is not significantly different from that shown above.

III) RECONCILIATION OF NET OPERATING ASSETS WITH NET ASSETS

                                                                          1ST           2nd
                                                                     FEBRUARY      February
                                                                         2004          2003
                                                                      AUDITED       audited
                                                                           LM            Lm
                                                                     --------      --------
Net operating assets                                                    287.3         289.3
Net debt                                                               (201.9)       (209.2)
Goodwill                                                                 45.9          48.5
Pension fund prepayment                                                  79.6          82.2
Tax, dividends and other                                                (98.8)       (107.3)
                                                                     --------      --------
Net assets                                                              112.1         103.5
                                                                     --------      --------

2 REBRANDING

      On 27th February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne company.

      The operating profit of the Marketing and Distribution Division for the year ended 1st February 2004 reflects the one-off cost of the rebranding of L2.4m, of which L1.2m relates to the Americas and L1.2m relates to Europe and Asia Pacific.

3 DISPOSAL OF BUSINESS

                                                                     2003/4         2002/3
                                                                       FULL           Full
                                                                       YEAR           year
                                                                    AUDITED        audited
                                                                         LM             Lm
                                                                    -------        -------
Profit/(loss) on assets sold (net of costs)                             0.5           (2.3)
Goodwill previously eliminated against reserves                        (0.4)          (2.6)
                                                                    -------        -------
Profit/(loss) on disposal of businesses in the year                     0.1           (4.9)
Deferred consideration received from prior year disposals                --            0.1
                                                                    -------        -------
Profit/(loss) on disposal of businesses                                 0.1           (4.8)
                                                                    -------        -------

      On 31st July 2003, the Group sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division, for a cash consideration of L0.9m. In the period up to disposal, this business contributed L0.7m of sales (2002/3: full year L1.6m) and L0.1m of operating profit (2002/3: full year L0.2m).

      The business sold in 2002/3, which comprised part of the Industrial Products Division, contributed L5.4m of sales and incurred an operating loss of L0.1m during that year in the period up to disposal.

4 PROFIT BEFORE TAXATION

      Profit before taxation is stated after charging/(crediting):

                                                                      2003/4        2002/3        2003/4      2002/3
                                                                        FULL          Full          FULL        Full
                                                                        YEAR          year          YEAR        year
                                                                     AUDITED       audited       AUDITED     audited
                                                                          LM            Lm            $M          $m
                                                                     -------       -------       -------     -------
Profit on sale of fixed assets                                          (1.1)         (0.5)         (1.8)       (0.8)
Restructuring costs                                                      0.8           0.6           1.3         0.9


5 TAXATION

      The taxation charge comprises a current year charge of L16.7m (2002/3:
      L20.1m), which represents an effective rate of 29.3% (2002/3: 29.9%), excluding the profit/loss on disposal of businesses and goodwill amortisation. A credit arose in respect of prior years of L1.1m (2002/3: L1.0m). No tax charge/credit arose on the business sold in 2003/4. A tax credit of L0.9m arose on the business sold in 2002/3.

6 EARNINGS PER SHARE

   Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

   Reconciliations of earnings and the weighted average number of ordinary shares used in the full year calculations are set out below.

                                                                                      BASIC AND                      Basic and
                                                                                    DILUTED PER                    diluted per
                                                                      EARNINGS     SHARE AMOUNT      Earnings     share amount
                                                                        2003/4           2003/4        2002/3           2002/3
                                                                       AUDITED          AUDITED       audited          audited
                                                                            LM            PENCE            Lm            pence
                                                                      --------     ------------      --------     ------------
Profit attributable to ordinary shareholders                              32.4              8.9          30.8              9.3
Rebranding costs                                                           2.4              0.7            --               --
(Profit)/loss on disposal of businesses                                   (0.1)              --           4.8              1.4
Tax attributable to rebranding/disposal of businesses                     (0.7)            (0.2)         (0.9)            (0.3)
Amortisation of goodwill                                                   2.6              0.7           2.6              0.8
                                                                      --------     ------------      --------     ------------
Profit attributable to ordinary shareholders before
 rebranding costs, amortisation of goodwill and disposals                 36.6             10.1          37.3             11.2
                                                                      ========     ============      ========     ============

                                                                                         NUMBER                         Number
                                                                                    -----------                    -----------

Weighted average number of ordinary shares                                          362,329,619                    331,570,659
Dilutive effect of share options                                                      1,025,010                        850,520
                                                                                    -----------                    -----------
Diluted weighted average number of ordinary shares                                  363,354,629                    332,421,179
                                                                                    ===========                    ===========

   The year on year increase in the weighted average number of ordinary shares outstanding results from the special conversion, approved by shareholders on 13th May 2002, of 19.5 million preference shares into 89.8 million ordinary shares.

   Earnings per share before rebranding costs, amortisation of goodwill and profit/loss on disposal of businesses have been disclosed in order to facilitate comparison.

7 PROVISIONS FOR LIABILITIES AND CHARGES

   Provisions for liabilities and charges comprise deferred taxation of L35.9m
   (2nd February 2003: L36.6m), provision for overseas post-retirement obligations of L4.7m (2nd February 2003: L5.2m) and provision for dilapidation costs on leased properties of L1.5m (2nd February 2003: L1.5m).


8 RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                             2003/4      2002/3
                                                                                               FULL        Full
                                                                                               YEAR        year
                                                                                            AUDITED     audited
                                                                                                 LM          Lm
                                                                                            -------     -------
Operating profit                                                                               68.8        80.3
Depreciation charge (net of profit on disposals)                                               19.3        15.8
Amortisation of goodwill                                                                        2.6         2.6
Pension credit                                                                                 (6.0)       (6.8)
Increase in stocks                                                                             (9.9)       (9.0)
(Increase)/decrease in debtors                                                                 (5.3)        0.8
Increase in creditors                                                                           0.5         8.3
                                                                                            -------     -------
Net cash inflow from operating activities                                                      70.0        92.0
                                                                                            =======     =======

9 NET DEBT

                                                                                                1ST         2nd
                                                                                           FEBRUARY    February
                                                                                               2004        2003
                                                                                            AUDITED     audited
                                                                                                 LM          Lm
                                                                                           --------    --------
Cash and short term deposits                                                                   31.7        29.6
Unsecured loans and overdrafts                                                               (233.6)     (238.8)
                                                                                           --------    --------
                                                                                             (201.9)     (209.2)
                                                                                           ========    ========

Unsecured loans and overdrafts comprise:
Bank overdrafts                                                                                 2.8         2.7
Bank loans                                                                                     20.0        44.0
7.0% US dollar Guaranteed Senior Notes payable 2003                                              --        94.5
7.2% US dollar Guaranteed Senior Notes payable 2006                                            85.2        94.5
5.3% US dollar Guaranteed Senior Notes payable 2010                                            36.3          --
5.9% US dollar Guaranteed Senior Notes payable 2013                                            87.4          --
Other loans                                                                                     1.9         3.1
                                                                                           --------    --------
                                                                                              233.6       238.8
                                                                                           ========    ========

Unsecured loans and overdrafts are repayable as follows:
Within one year                                                                                 2.9        97.3
Between one and two years                                                                       0.1         0.2
Between two and five years                                                                    105.5       138.8
After five years                                                                              125.1         2.5
                                                                                           --------    --------
                                                                                              233.6       238.8
                                                                                           ========    ========

   In June 2003, the Group raised $225m of new financing in the private placement market. This comprises $66m Senior Notes payable 2010 and $159m Senior Notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively. The funds raised were used to repay other borrowings, principally the $155m 7.0% Senior Notes due on 17th June 2003.

10 PURCHASE AND CANCELLATION OF PREFERENCE SHARES

   On 19th March 2003 the Company purchased and cancelled a total of 197,000 of its own preference shares at a cost of L2.3m. The total number of preference shares in issue on 1st February 2004 was 7.6million (2nd February 2003:
   7.8million).

11 PENSIONS

   The Group accounts for pensions in accordance with SSAP 24. The Group's net assets include a pension asset of L79.6m (2nd February 2003: L82.2m) which is included in debtors due after more than one year. The consolidated profit and loss account includes a net pension credit of L2.9m (2002/3: L4.4m) in relation to all of the Group's pension schemes.

   The results do not reflect the adoption of FRS 17, Retirement Benefits, which is not mandatory until 2005/6. If the standard had been fully adopted in 2003/4, profit before tax would have been reduced by L2.2m (2002/3: L3.2m), which is the net of L7.8m which would be charged to operating profit and L5.6m which would be credited to interest, and consolidated net assets would have been reduced by L23.6m. Under FRS 17 the value of the net surplus of the UK and US schemes would have been L44.1m (2nd February 2003: L34.7m), comprising a surplus in the US scheme of L57.8m and a deficit in the UK scheme of L13.7m.

12 BASIS OF PREPARATION

   The audited consolidated financial information for the financial year ended 1st February 2004 has been prepared in accordance with applicable UK accounting standards and the accounting policies disclosed in the Group's 2003 Annual Report and Accounts.

The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                                2003/4        2002/3        2003/4      2002/3
                                                FOURTH        Fourth          FULL        Full
                                               QUARTER       quarter          YEAR        year
                                               -------       -------          ----        ----

US dollar                                         1.79          1.60          1.66        1.53
Euro                                              1.44          1.54          1.44        1.58
Australian dollar                                 2.38          2.80          2.46        2.78


13 ORDINARY DIVIDEND

   The Board of Premier Farnell plc has recommended payment of a final dividend of 5.0p (2002/3: 5.0p) per share to ordinary shareholders on the register on 28th May 2004. The recommended final dividend, together with the interim dividend already paid, makes a total dividend for the year of 9.0p (2002/3:
   9.0p). The Annual General Meeting of Premier Farnell plc will be held on 15th June 2004 and the final dividend will be paid on 23rd June 2004.

14 REPORT AND ACCOUNTS

   The foregoing statements do not constitute the Group's statutory accounts. The Group's 2004 statutory accounts, on which the Company's auditors, PricewaterhouseCoopers LLP, have given an unqualified opinion in accordance with Section 235 of the Companies Act 1985, are to be delivered to the Registrar of Companies. The Group's 2003 statutory accounts, which contain an unqualified audit report, have been filed with the Registrar of Companies.

   Copies of the Group's Annual Report and Accounts will be posted to all shareholders no later than 13th May 2004. Additional copies will be available from Premier Farnell plc, 150 Armley Road, Leeds, LS12 2QQ.